UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         MeriStar Hotels & Resorts, Inc.
                                (Name of issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of class of securities)

                                    589988104
                                 (CUSIP Number)

                             Foster A. Stewart, Esq.
                             American Skiing Company
                            Sunday River Access Road
                               Bethel, Maine 04217
                            Tel. No.: (207) 824-8100
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 22, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           American Skiing Company

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     04-3373730
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) |X|

                                                                     (b)

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS   OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION        State of Delaware

---------- ---------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ ------ ------------------------------------------
                                 8    SHARED VOTING POWER         None
------------------------------ ------ ------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
------------------------------ ------ ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                       CO

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

           ASC Merger Sub, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |X|

                                                                     (b)

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS   OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION        State of Delaware

------------------------------ ------ ------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ ------ ------------------------------------------
                                 8    SHARED VOTING POWER         None
------------------------------ ------ ------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
------------------------------ ------ ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
------------------------------ ------ ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                          CO

---------- ---------------------------------------------------------------------

Item 1. Security and Issuer.

                  This Amendment relates to the common stock, par value $.01 per share (the "Common Stock"), of MeriStar Hotels & Resorts, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 1010 Wisconsin Avenue, NW, Washington, DC 20007.

Item 4. Purpose of Transaction.

                  Item  4 of the  Original  Statement  is  amended  as  follows:
American Skiing Company ("ASC"), ASC Merger Sub, Inc. (the "Merger Sub") and the Issuer entered into an Agreement and Plan of Merger, dated as of December 8, 2000 as amended by an Amendment to the Agreement and Plan of Merger dated as of February 21, 2001 (the "Merger Agreement"), pursuant to which Merger Sub was to be merged with and into the Issuer. As disclosed in Item 3 of the Original Statement, in connection with the execution of the Merger Agreement ASC, the Issuer and certain stockholders (collectively, the "Stockholders") of the Issuer entered into a Voting Agreement (the "Voting Agreement"), dated as of December 8, 2000, pursuant to which each Stockholder agreed to grant to ASC an irrevocable proxy with respect to the shares of MeriStar's common stock (the "Proxy"). On March 22, 2001, the parties agreed to abandon plans to merge and the Merger Agreement was terminated. As the Proxies expired pursuant to the terms of the Voting Agreement, the Reporting persons possess no further beneficial interest in ownership of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Original Statement is amended as follows: As the Proxies have expired, the Reporting Persons have no further beneficial interest in ownership of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Reference is made to the information disclosed under Item 4 of this Statement which is incorporated by reference in response to this Item.

Item 7. Material to be Filed as Exhibits.

Exhibit Description

99.1. Termination Agreement dated as of March 22, 2001 by and among Issuer, ASC and Merger Sub.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2001           AMERICAN SKIING COMPANY

                                 By /s/ Foster A. Stewart
                                    ---------------------------------
                                    Name: Foster A. Stewart
                                    Title: Vice President and General Counsel


                                 ASC MERGER SUB, INC.



                                 By /s/ Foster A. Stewart
                                    ---------------------------------
                                    Name: Foster A. Stewart
                                    Title: Assistant Secretary

                                  EXHIBIT INDEX


Exhibit  Description

99.1. Termination Agreement dated as of March 22, 2001 by and among Issuer, ASC and Merger Sub.